Mail Stop 3561

June 10, 2010

Robert Sands, CEO
Constellation Brands, Inc.
207 High Point Drive, Building 100
Victor, NY 14564

> **Re: Constellation Brands, Inc.**
> **Form 10-K for Fiscal Year Ended February 28, 2010**
> **Filed April 29, 2010**
> **File No. 001-08495**

Dear Mr. Sands:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 25

1.   We are unable to locate the disclosures required by Item 303(a)(4) of Regulation S-K. Please advise.

Exhibits

2.   We note that your credit agreement filed as Exhibits 4.11 and 10.32 do not include the schedules and exhibits referenced on the agreement's index page. Please file this credit agreement in its entirety with all schedules and exhibits in your next periodic report as required by Item 601(b)(10) of Regulation S-K, or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Questions may be directed to Edwin S. Kim, the legal examiner for this filing, at (202) 551-3297 or me at (202) 551-3790.

Sincerely,

John Reynolds
Assistant Director

cc: Robert Ryder, CFO
        Fax: (585) 678-7114